UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Announces Results of Classified Investor Tender for Early Commitments to Purchase 2034 Series G Debentures

 Item 1

ICL Announces Results of Classified Investor Tender for Early Commitments to Purchase 2034 Series G Debentures

ICL Group Ltd. (the "Company") announced today, further to its announcement yesterday that it is considering a potential public offering of its Series G Debentures in Israel, that on May 20, 2025, it held a tender for early commitments from classified investors (as defined in the regulations under the Securities Law, 1968) in contemplation of a potential offering to the public in Israel of additional Series G Debentures and their listing on the Tel Aviv Stock Exchange (“TASE”).

Series G Debentures were offered in the tender to classified investors in units, with each unit comprising NIS 1,000 par value of Series G Debentures, through a tender on the unit price (without a minimum price per unit). Orders for the purchase of 1,186,409 units of Series G Debentures were submitted by classified investors in the tender. Subject to the completion of the contemplated offering, the Company has accepted early commitments from classified investors for the purchase of 850,000 units of 1,000 Series G Debentures each, at a price of not less than NIS 834 per each unit of 1,000 Series G Debentures and for aggregate gross proceeds of approximately NIS 708.9 million.  The price per Series G Debenture in the institutional tender will constitute the minimum price per Series G Debenture in the public tender, insofar as such an offering shall be executed, and the final price per Series G Debenture will be determined in the public tender, which, if executed, will be conducted as a uniform offering pursuant to a shelf offering report to be published in Israel.

On May 19, 2025, Standard & Poor's Maalot (“S&P Maalot”) reaffirmed an ilAA rating for a potential offering of additional Series G Debentures of up to NIS 500 million principal amount. In view of the results of the tender, ICL has applied to S&P Maalot with a request to update the rating so that it will be for a potential offering of additional Series G Debentures of up to NIS 850 million principal amount.

There is no assurance that such an offering will be executed, nor its timing, terms or amount. The execution, timing, terms and amount of such an offering of Series G Debentures to the public in Israel, insofar as it will take place, will be subject to the discretion of the Company’s Board of Directors, the publication of a shelf offering report, which will include the amount of the offering and its terms, and the prior approval of the TASE for the shelf offering report.

The potential offering described in this announcement will be made, if made, only in Israel and only to residents of Israel.  The securities will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States.  This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

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Forward-Looking Statements

This announcement contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward-looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, our potential to undertake a debenture offering in Israel and other risk factors discussed under “Item 3 - Key Information— D. Risk Factors" in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (SEC) on March 13, 2025, as updated in the Company’s report for the three months ended March 31, 2025, furnished by the Company to the SEC in its Report on Form 6-K on May 19, 2025.

Forward-looking statements refer only to the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, unless required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 20, 2025